China Power Equipment, Inc.

Room 602, 6/F, Block B, Science & Technology Park of Xi Dian University,
No. 168 Kechuang Road, Hi-tech Industrial Development Zone
Xi’an, Shaanxi, China 710065

CORRESPONDENCE

November 24, 2010

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Brian Cascio, Accounting Branch Chief
Division of Corporation Finance

Re:	China Power Equipment, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed March 30, 2010
File No. 333-147349

Ladies and Gentlemen:

Reference is made to the staff’s correspondence of November 17, 2010 to China Power Equipment, Inc. (the “Company”), relating to the subject form 10-K and 10-Q (the “Comment Letter”). On behalf of the Company, we have the following responses to the staff’s comments:

1.
Please tell us how you consider the testing, qualifying, return and exchange period in assessing the timing of the revenue recognition.  Tell us the typical duration of the testing and qualifying period.  In that regard, your policy should disclose specifically when you recognize revenue (i.e. upon shipment or after the testing and qualifying period and return and exchange period is complete).  Please provide us with your proposed revised disclosure to be included in future filings.

RESPONSE

Transformer testing and qualifying is the buyer’s duty, not our obligation as a seller.  Occasionally, we voluntarily provide consultation service to assist new customers to test and qualify the product which cost is included in selling expense.  For customers we don’t provide voluntary consultation in testing and qualifying, if the customers found product defects during or subsequent to their testing and qualifying, they could claim warranty under the one year warranty term.  The warranty obligation will be estimated based on historical warranty claims, however, historically, warranty claim rarely happened.  Therefore, revenue is recognized upon shipment as no other significant obligations of the Company exist after the shipment.

Mr. Brian Cascio
November 24, 2010

Transformer core, if defective, could be returned or exchanged within 10 days.  As all transformer cores went through quality control inspection to make sure they met the standard and were non-defective before being shipped, the Company does not expect any shipped product being defective and return or exchange rarely happened historically.  Otherwise, sales return or allowance will be estimated based on historical return rate.  Therefore, revenue is also recognized upon shipment as no other significant obligations of the Company exist after the shipment.

Normally, the typical duration of transformer testing and qualifying period is less than 1 day.

We are changing our transformer payment term from “pay within one week after tested and qualified” to “pay within two weeks after delivery”.  So whether or not the customers have tested and qualified the transformers, we start to collect payment two weeks after delivery.  In rare extreme case, if a customer somehow delayed the testing and qualifying for more than one year, they would not be covered under the one year warranty if they found problem during testing and qualifying, however, they still need to pay two weeks after delivery.

In future filings, we will revise the revenue recognition disclosure as follows.

“Revenue is recognized when product is shipped to customers and a formal arrangement exists, the price is fixed or determinable, no other significant obligations of the Company exist and cash collection is reasonably assured. Payments received before all of the relevant criteria for revenue recognition are recorded as advance from customers. The company is subject to value added tax (VAT) withholdings and payments. Sales are recorded net of VAT.

The material terms of the Company’s revenue generating agreements include the following.

Sales contract for Amorphous Metal Distribution Transformer Core:

Payment term: the goods shall be delivered after the payment is received from the buyer.
Responsibility of any breach: if the buyer cannot pay on time, the fine for any breach should be paid by the buyer, the fine is 20% of the part of the contract not executed.
Time for quality guarantee and raising an objection: within 10 days if find defective after receiving the goods.

Mr. Brian Cascio
November 24, 2010

Sales contract for transformer:

Method, time and venue for settlement: complete the payment within two weeks after delivery.
The ownership of goods: will be transferred upon the shipping of goods.
Seller's obligation related to the quality: warranty for one year from delivery.

For transformer core, the customer can make return or exchange within 10 days after receiving the goods if the goods are found defective.  As the historically return was very minimal, no sales return and allowance is estimated based on the historical return rate.

For transformer, there’s no specific return or exchange policy because in the transformer industry, transformer is purchased according to careful project design and planning, thus return or exchange rarely happens. The Company provides one year warranty from delivery for product defects. As there has had almost no historical warranty claim, no anticipated warranty liability is accrued based on the historical warranty claim rate.”

2.
We see from page 10 that other income includes consulting fees for providing technical support to potential customers.  Please tell us why you record the consulting fees as non-operating income rather than within net income from operations.

RESPONSE

Providing consulting service on amorphous alloy transformer technology is not the Company’s normal course of business, but occasional service to certain potential customers to help the customers get their amorphous alloy transformer production started earlier or up to the speed so that the customers can start ordering transformer cores from us which is when the customers no longer need our consulting service.  So the consulting service fees were appropriately classified as non-operating income.

Mr. Brian Cascio
November 24, 2010

In future filings, we may state “consulting fees for providing technical support on amorphous alloy transformer”.

3.
We note your disclosure regarding your officers’ conclusions about the effectiveness of the company’s disclosure controls and procedures.  While you are not required to include the definition of disclosure controls and procedures when disclosing management’s conclusion, if you do so in future filings, please revise your disclosure so that all of the language that follows the word “effective” is consistent with, and not modify, the language that appears in the definition of disclosure controls and procedures set forth in Rules 13a-15(c) and 15d-15 of the Exchange Act.  Alternatively, please remove that definition in your future filings.

RESPONSE

In future filings, we will remove the definition of disclosure controls and procedures.

Sincerely,

/s/ Elaine Zhao